Exhibit 8.1

Subsidiaries of Codere Online Luxembourg, S.A.

Name of Subsidiary(1)	Jurisdiction of Organization
Asociación en Participación(2)	Mexico(2)
Codere (Gibraltar) Marketing Services Limited(3)	Gibraltar
Codere Israel Marketing Support Services Limited	Israel
Codere Online Argentina S.A.	Argentina
Codere Online Colombia S.A.S.	Colombia
Codere Online Management Services Limited(3)	Malta
Codere Online Operator Limited(3)	Malta
Operating Management Services Panama, S.A.(4)	Panama
Codere Online U.S. Corp.	Delaware
Codere Online, S.A.U.	Spain
Servicios de Juego Online S.A.U.	Spain

(1)	Codere Online completed the sale of Codere Scommese S.r.l. on December 30, 2022, which is not included in this table.

(2)	“Asociación en Participación” or “AenP” (an unincorporated joint venture) with LIFO, a wholly-owned subsidiary of the Codere Group.

(3)	Under liquidation, expected to be completed by the end of 2023.

(4)	Formerly Codere Online Panama, S.A.